Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Slides presented to officers of Sterling Bancshares, Inc. on February 21, 2011

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of Sterling, and a preliminary Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the preliminary Proxy Statement/Prospectus, and, when it becomes available, a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010 and on a Form 8-K filed with the SEC on January 27, 2011. Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010 and on Forms 8-K filed with the SEC on June 25, 2010, July 12, 2010 and January 21, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

Sterling Bank All Officer Meeting February 21, 2011 Comerica Incorporated Pat Faubion President – Texas Market

Safe Harbor Statement; Disclaimer
Any statements in this presentation that are not historical facts are forward-looking statements as defined in the Private Securities
Litigation Reform Act of 1995. Words such as "anticipates," "believes," "feels," "expects," "estimates," "seeks," "strives," "plans,"
"intends," "outlook," "forecast," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "aspiration,"
"outcome," "continue," "remain," "maintain," "trend," "objective" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions, as they relate to Comerica,
Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements.
These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results.  Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and
Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’
customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Comerica: A Brief Overview
Among the top 25 U.S. bank holding companies
Largest U.S. bank with corporate headquarters in Texas
$54 billion in assets
Founded over 160 years ago
Major lines of business include:
Major markets include:
Continued investments in growth markets
Strong capital position
At December 31, 2010
• Business Bank
• Wealth and Institutional Management
• Retail Bank
• Texas
• Florida
• California
• Arizona
• Michigan

WIM
$410MM 15%
Retail Bank
$705MM 25%
Business
Bank
$1,673MM
60%
Our Core Businesses
2010 Full Year Revenue
By Business Segment
1
As of December 31, 2010: YTD revenues of $2.4 billion from continuing operations (FTE) including Finance & Other Businesses
Business Bank
Wide spectrum of credit and non-
credit financial products, cash
management and international
trade services
Retail Bank
Personalized financial products &
services to consumers and small
businesses
Wealth & Institutional
Management (WIM)
Serves the needs of affluent
clients, foundations,
organizations and corporations
1

Florida
$57MM 2%
Int'l
$108MM 4%
Other Markets
$227MM 8%
Texas
$409MM 15%
Western
$774MM 28%
Midwest
$1,213MM
43%
Where We Operate
1
Source: The 2009 U.S. Census Bureau
2
As of December 31, 2010: YTD revenues of $2.4 billion from continuing operations (FTE) including Finance & Other Businesses; Geography based on office of origination; Midwest includes: MI, OH, IL;  Western includes: CA, AZ, NV, CO, WA; Other Markets include markets not separately identified above in addition to businesses with a national perspective
Exporting our 162 year
relationship banking expertise
to high growth markets
Operate in seven of the eleven
largest U.S. cities
California, Arizona, Texas and
Florida expected to account for
over one-half of U.S.
population growth between
2000 and 2030
Geographic footprint diversifies
earnings mix
2010 Full Year Revenue
By Market Segment
2
1
1

Established: 1988
Largest U.S. bank with corporate
headquarters in TX
Average deposits
5
up 44% from FY06
National Specialty groups include:
• Heavy Equipment
• Energy
Acquisition of Sterling Bank
announced January 18, 2011
Diverse economy
Ranked #2 in the US by State GDP
1
Job growth rate for 2010 is 2.3%,
exceeding the national average of 0.9%
2
Home prices relatively stable
Comerica Texas Economic Activity
Index
4
is 8% above the cycle low
1
Source: 2010 Bureau of Economic Analysis
2
Source: Bureau of Labor Statistics as of 12/31/10
3
FHFA Purchase Only Home Price Index
4
As of October 2010
5
Full-Year 2010 YTD average
Texas Market:
Prepared for Growth
TX Banking Centers and Period Avg Deposits ($Bn)
61
68
95
79
87
90
20
30
40
50
60
70
80
90
2005 2006 2007 2008 2009 2010
$2
$3
$4
$5
$6
TX Banking Centers Deposits
3

Comerica Key Differentiators
Focused on growing and maintaining long-term relationships
Relationship Managers known for ingenuity, flexibility & responsiveness
Emphasis on having a clear understanding of our customers & their banking needs
Wide array of products and services
Community bank feel
Weathered credit cycle well relative to peers
Consistent credit standards
Granular portfolio
Main Street Bank
Well Positioned for Growth
Relationships are Priority One
Superior Credit Management Size
Solid Capital Position
Regulatory Reform
Impact expected to be less than other
major banks
Quality of capital is strong

Comerica Bank

Relationships
Balance
Growth
Risk Managment
Diversity
Accountability

Long-term Corporate Strategy
This strategy is based on 6
interdependent pillars…
applied across 5
geographic markets…
on behalf of Comerica’s 3
primary Business Divisions
Business
Bank
Retail Bank
Wealth
Management

•
Relationships
• Client focused, concentrated on growing and maintaining long-term relationships
• A platform that leverages our three Lines of Business to cross-sell services
• Long-tenured bankers, known for ingenuity, flexibility and responsiveness
• Community Bank service and focus (local execution)
•
Balance
• Focused on balancing our geographic mix
• Headquarters move to Dallas, Texas
• 51% of Banking Center Network in growth markets
• Invest with a targeted presence in strong, growing markets
Long-term Corporate Strategy

•
Growth
• Measured investments in targeted markets and Lines of Business
• Emphasis on Cross-sells across the Lines of Business
• Emphasis on importance of deposit base
•
Risk Management
• Maintain a strong, quality capital position
• Active credit management
• Proactive changes in credit exposure prior to the downturn
• Enhanced Portfolio Analytics
Long-term Corporate Strategy

•
Diversity
• Highly recognized by several diversity ranking publications
• Focus on internal human capital and external supplier diversity
•
Accountability
• Strategic guidelines for each Line of Business
• Monthly financial reporting and forecasting
• Focus on employee development and succession planning
Long-term Corporate Strategy

Financial Highlights
$ in millions
1
See Supplemental Financial Data slides for reconciliation of non-GAAP financial measures
Pace of Loan Decline Slowed 4Q10 3Q10 4Q09
Average Total Loans $39,999 $40,102 $42,753
Average Commercial Loans 21,464 20,967 21,971
Period-end Commercial Loans 22,145 21,432 21,690
Deposit Levels Strong
Average Core Deposits $39,896 $38,786 $36,742
Average Noninterest-bearing deposits 15,607 14,920 14,430
Credit Quality Improvement Continued
Provision for Credit Losses $54 $116 $259
Net Loan Charge-offs 113 132 224
Watch List 5,542 6,171 7,730
Solid Capital
Tier 1 Capital Ratio 10.13% 9.96% 12.46%
Tangible common equity ratio 10.54% 10.39% 7.99%
1

$ in millions
Credit Quality Positive Trends Continued
4Q10 3Q10 2Q10 1Q10 4Q09
Net credit-related charge-offs
to average total loans
$113
1.13%
$132
1.32%
$146
1.44%
$173
1.68%
$225
2.10%
Provision for Loan Losses $57 $122 $126 $175 $256
Nonperforming assets
to total loans & foreclosed property
$1,235
3.06%
$1,311
3.24%
$1,214
2.98%
$1,251
3.06%
$1,292
3.06%
Nonperforming assets inflow $180 $294 $199 $245 $266
Foreclosed property $112 $120 $93 $89 $111
Loans past due 90 days or more
and still accruing
$62 $104 $115 $83 $101
Total Watch list loans $5,542 $6,171 $6,651 $7,502 $7,730
We believe we will continue to see improving credit quality reflecting positive migration trends with some variability quarter to quarter

108
91
62
86
36
60
40
140
148
162
87
110
73
72
$0
$100
$200
$300
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Positive trends in credit quality
resulted in significant decline in
the provision for loan losses
Allowance for credit losses of
$936MM
• Decreased $59MM, reflecting
the positive trend in all credit
metrics, particularly the watch list
• Allowance for loan losses to total
loans 2.24%
• Allowance for loan losses to
nonperforming loans of 80%
Recoveries of $27MM, an
increase of $14MM
Loan Sales of $70MM, an
increase of $51MM
Provision for Loan Losses
Provision and Net Charge-offs
$ in millions; 4Q10 vs 3Q10
Credit Quality Positive Trends Continued
CRE Net Charge-Offs Non CRE Net Charge-Offs
312
311
256
175
126
122
57

Credit Quality Ratios vs. Peers
0
2
4
6
8
2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Peer Range Peer Average CMA
Peer Source: SNL; All nonperforming asset ratios exclude HBAN as their figures were not reported
NCO ratio defined as annualized loans and leases charged off, net of recoveries, as a % of average loans and leases
NPA ratio defined as nonperforming assets / (Gross loans +foreclosed assets)
0
2
4
6
8
2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10
Peer Range Peer Average CMA
Net Charge-off Ratio vs. Peers
Nonperforming Asset Ratio vs. Peers
Credit metrics amongst the best in our peer group
Peer Group: BBT, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB, ZION

Comerica Bank

7.0%
8.2%
7.1%
9.6%
7.7%
9.8%
7.6%
10.0%
9.1%
10.1%

0%
2%
4%
6%
8%
10%
12%
4Q09 1Q10 2Q10 3Q10 4Q10
Strong Capital Ratios
Tier I Common Capital Ratio
1
Peer Median
Comerica
Among the best capitalized in
peer group
Quality of capital is solid
Tier 1 made up of 100% common
equity as of 10/1/10
Fully redeemed preferred stock
issued to U.S. Treasury in 1Q10
Redeemed $500MM of 6.57%
Trust Preferreds (TruPS) on
10/01/10
Doubled quarterly common stock
dividend to $0.10 per share
Authorized share and warrant
repurchases
Strong capital supports future
growth
Source: SNL Financial
Peer Group: BBT, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB, ZION (4Q10 averages exclude MI and MTB)
1
See Supplemental Financial Data slides for reconcilements of non-GAAP financial measures

Sterling Bank Acquisition –
A Unique Opportunity
Accelerates Comerica’s growth strategy in Texas
Significantly boosts Texas presence with solid deposit base and well located branch network
• Houston deposit market share triples
• Entry into San Antonio market
• Complements Dallas-Fort Worth locations
Enhances growth opportunities with focus on Middle Market and Small
Business
Leverages additional marketing capacity to offer a wide array of products and services through a larger distribution channel
Timely: economic, regulatory and market environment
Maintains strong pro forma capital position
Expect seamless integration: Manageable size within footprint

C&D $2.3B
6%
Residential
Mortgage &
Consumer
$3.9B 10%
C&I $24.3B
60%
CRE-Owner
Occupied
$7.8B 19%
CRE $1.9B
5%
Sterling Bank Acquisition –
Opportunity to Leverage C&I Expertise
As of December 31, 2010; $Billions
CRE: Non-owner occupied Commercial Real Estate; C&I: Commercial and Industrial includes Lease Financing and
International Loans; C&D: Construction and Development
Residential
Mortgage &
Consumer
$0.4B 15%
C&I  $0.6B
23%
C&D $0.2B 8%
CRE- Owner
Occupied
$0.6B 22%
CRE $1.0B
32%
Sterling Bank
$2.8B Loans
Comerica Bank
$40.2B Loans
Comerica Bank
Texas Market
$6.8B Loans
C&D $1.0B
14%
Residential
Mortgage &
Consumer
$0.4B 7%
C&I $4.3B
63%
CRE-Owner
Occupied
$0.8B 12%
CRE $0.3B 4%

Sterling Bank Acquisition –
Attractive Deposit Mix
Time
$0.7B 17%
Non-
interest
bearing
$1.3B 31%
Money
Market,
NOW &
Savings
$2.2B 50%
Brokered
CD
$0.1B 2%
Sterling Bank
$4.3B Deposits
As of 12/31/2010; $Billions
Money
Market,
NOW &
Savings
$2.3B 40%
Time $1.2B
22%
Non-
interest
bearing
$2.2B 38%
Money
Market,
NOW
&Savings
$19.0B 47%
Time $5.9B
15%
Non-interest
bearing
$15.6B 38%
Comerica Bank
$40.5B Deposits
Comerica Bank
Texas Market
$5.7B Deposits
4Q10 Interest-bearing deposit costs:
40 basis points 54 basis points 76 basis points

Comerica Bank

75
30
81
287
20
45
10
151
35
0
125mi

Sterling Bank Acquisition –
Expanding in Attractive Markets
Houston
San Antonio
Austin
Fort Worth
Dallas
Sterling Bank Branch
Comerica Banking Center
Source: SNL Financial as of 06/30/2010
Rank and share % data not provided for San Antonio Market as it includes branches in Kerrville.  San Antonio and Kerrville are not listed in SNL Financial as a combined MSA
2
2
Deposits
Branches $mm Rank Share %
Texas Market
CMA 94 5,230 10 1.18
SBIB 60 4,142 13 0.94
Pro forma 154 9,372 6 2.12
Houston MSA
CMA 34 1,389 12 1.15
SBIB 33 3,269 6 2.70
Pro forma 67 4,658 6 3.85
Dallas - Fort Worth MSA
CMA 49 3,460 5 2.31
SBIB 13 266 45 0.18
Pro forma 62 3,726 5 2.49
Entry into San Antonio Market
CMA 0 0
SBIB 14 607
Pro forma 14 607
Austin MSA
CMA 11 381 11 1.66

Sterling Acquisition –
Fits Comerica’s Main Street Bank Strategy
Accelerates growth in Texas urban markets
• Nearly doubles branch presence in Houston
• Entry into San Antonio market
• #6 largest deposit market share in state
Financially attractive
• Expect to be break even in first full year and increasingly accretive thereafter
• Conservative assumptions (synergies and credit marks)
• Price/Tangible Book Value of about 2.3x and deposit premium of about
17% -- fair value consistent with recent Texas healthy bank transactions
Expect seamless integration
• Size:  Manageable
• Location:  Within footprint
• Culture:  Business banking
Maintains strong capital position
• Pro forma 12/31/10 Tier 1 Capital Ratio   10.0%
1
Pro forma as of 06/30/2010 based on SNL Financial data
2
First full-year assumed to be fiscal year 2012; Break even analysis excludes merger and integration costs
1
2

Consistent strategy
• Based on relationship banking model
• Core businesses and geographies unchanged
• Recession-tested business model
Expense management
Solid capital position
Investing to accelerate growth and balance
• Banking center expansion in high growth markets
• New and enhanced products and services
• Expansion in Texas with pending Sterling Bancshares acquisition
Poised for the Future
Main Street Bank
Well Positioned for Growth

The Tier 1 common capital ratio removes preferred stock and qualifying trust preferred securities from Tier 1 capital as defined by and calculated in conformity with bank regulations. The tangible common equity ratio removes preferred stock and the effect of intangible assets from capital and the effect of intangible assets from total assets.
The Corporation believes these measurements are meaningful measures of capital adequacy used by investors, regulators, management and others to evaluate the adequacy of common equity and to compare against other companies in the industry.
1
Regulatory Capital, Tier 1 Capital and risk-weighted assets as defined and calculated in accordance with regulation.
12/31/10 9/30/10 6/30/10 3/31/10 12/31/09
Total Regulatory Capital $8,651 $8,566 $9,001 $9,062 $10,468
Tier 1 capital
Less: Fixed rate cumulative perpetual preferred stock
Less: Trust preferred securities
$6,027
--
--
$5,940
--
--
$6,371
--
495
$6,311
--
495
$7,704
2,151
495
Tier 1 common capital
Risk-weighted assets
Tier 1 common capital ratio
6,027
59,506
10.13%
5,940
59,608
9.96%
5,876
59,877
9.81%
5,816
60,792
9.57%
5,058
61,815
8.18%
Total shareholders’ equity
Less: Fixed rate cumulative perpetual preferred stock
Less: Goodwill
Less: Other intangible assets
$5,793
--
150
6
$5,857
--
150
6
$5,792
--
150
6
$5,668
--
150
7
$7,029
2,151
150
8
Tangible common equity $5,637 $5,701 $5,636 $5,511 $4,720
Total assets
Less: Goodwill
Less: Other intangible assets
$53,667
150
6
$55,004
150
6
$55,885
150
6
$57,106
150
7
$59,249
150
8
Tangible assets $53,511 $54,848 $55,729 $56,949 $59,091
Tangible common equity ratio 10.54% 10.39% 10.11% 9.68% 7.99%
1
1
Supplemental Financial Data
Reconciliation of non-GAAP financial measures with financial measures defined by GAAP ($ in millions)

Additional Information For Shareholders
In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on
Form S-4 that includes a preliminary Proxy Statement of Sterling, and a preliminary Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE
REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE
MERGER, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY
OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR
SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the preliminary Proxy Statement/Prospectus, and, when it becomes available, a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading
“SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor
Relations” and then under the heading “SEC Filings.”
Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010 and on a Form 8-K filed with the SEC on
January 27, 2011.  Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010 and on Forms 8-K filed with the SEC on June 25, 2010, July 12, 2010 and January 21, 2011.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy
Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of these documents may be obtained as described in the preceding paragraph.